March 16, 2017	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Jennifer López, Esq.

Attorney-Adviser

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ecology and Environment, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed March 16, 2017
Filed by Mill Road Capital II, L.P., et al.

Dear Ms. López:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated March 15, 2017 (the “Letter”), relating to the filing made by Mill Road Capital II, L.P. (“Mill Road”), et al. indicated above. Each of our responses follows the corresponding numbered comment contained in the Letter. All defined terms used in this letter have the same meaning as in the preliminary proxy statement listed above, unless otherwise indicated.

Schedule 14A

General

1.      SEC Comment: Please revise to make clear whether the Class B director nominees have consented to being named on your proxy statement and proxy card and to serve if elected. Refer to Exchange Rule 14a-4(d). If any such person has not consented, then that person is not a bona fide nominee and you may not name them on your proxy statement and proxy card pursuant to Rule 14a-4(d).

Response: In response to the Staff’s comment, we have revised the revised proxy statement by striking the language “Frank B. Silvestro, Gerald A. Strobel, Ronald L. Frank, Marshall A. Heinberg and Michael C. Gross” on page 2 and page 14 of the revised proxy statement and replacing it with the language “five individuals.”

In addition, we have revised the proxy card by striking Proposal 1(b) from the proxy card and replacing it with the following language:

“The Participants make no recommendation regarding any nominee named in EEI’s proxy statement for election as a Class B Director.

☐ FOR all nominees named in EEI’s proxy statement for election as Class B Directors (except as indicated to the contrary below)

☐ WITHHOLD authority to vote for all nominees named in EEI’s proxy statement for election as Class B Directors

INSTRUCTION: If you wish to withhold authority and preclude the proxy(ies) from voting for any individual nominees named in EEI’s proxy statement for election as Class B Directors, write the name(s) of such nominee(s) in the space provided below:

”

2.      SEC Comment: Please revise your disclosure to make the representations required by Item 5(b)(1)(viii) and (xii) of Schedule 14A for all participants. In this regard, we note that you have only provided such disclosure for the director nominees.

Response: In response to the Staff’s comment, we have added the following text on page 10 of the revised proxy statement:

As previously disclosed in a Schedule 13D filed on July 23, 2015, Mill Road entered into four separate purchase agreements dated May 29, 2015 for the purchase of an aggregate of 360,000 shares of Class A Common Stock from (a) the Trustees of the Gerhard J. Neumaier Testamentary Trust, (b) Kevin S. Neumaier, (c) Ellen E. Neumaier and (d) Kirsten Neumaier Shelly TOD and Michael A. Shelly TOD (collectively, the “Sellers”) at a purchase price of $11.00 per share. In the event that EEI is acquired on or before July 13, 2018, Mill Road is obligated to pay to the Sellers an amount per share equal to the excess of the price per share of Common Stock in such acquisition over $11.00.

Except as described above, (A) none of Mill Road, the Participants and their affiliates is, nor was within the past year, party to any contract, arrangements or understandings with any person with respect to the securities of EEI and (B) none of Mill Road, the Participants and their affiliates has any arrangement or understanding with any person with respect to (i) any future employment by EEI or its affiliates or (ii) any future transactions to which EEI or any of its affiliates will or may be a party.

3.      SEC Comment: Please provide Item 21(a) and (b) disclosure for Proposals 2, 3 and 4.

Response: In response to the Staff’s comment, we have added the following text on page 14 of the revised proxy statement:

“Approval of Proposals 2, 3 and 4: The affirmative vote of a majority of the votes cast by holders of Common Stock present in person or represented by proxy and entitled to vote thereon at the Annual Meeting voting as one class is required to approve Proposal 2 (adoption of the EEI 2016 Stock Award Plan), Proposal 3 (approval of an advisory vote on executive compensation of EEI’s named executive officers) and Proposal 4 (approval of the appointment of Ernst & Young LLP as Auditors). Abstentions and broker non-votes, which are not considered

“votes cast,” will reduce the absolute number, but not the overall percentage, of affirmative votes required to approve Proposals 2, 3, or 4.”

Proxy Card

4.      SEC Comment: Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, we have revised the revised preliminary proxy statement and the form of proxy in accordance with your comments.

Additional Soliciting Materials filed March 13, 2017

5.       SEC Comment: In your next filing of soliciting materials pursuant to Rule 14a-12, please provide the information required by Rule 14a-12(a)(1)(i) for each participant.

Response: In response to the Staff’s comment, we confirm that we will provide the information required by Rule 14a-12(a)(1)(i) for each participant in future solicitation materials pursuant to Rule 14a-12.

Schedule 13D/A

We confirm that the beneficial ownership of shares of Ecology & Environment Inc. by Mill Road and its affiliates is as set forth in the statement on Schedule 13D, as amended. Mr. Jacobs signed the Amendment No. 3 to Schedule 13D on March 9, 2017 for Thomas E. Lynch and Scott P. Scharfman, pursuant to Confirming Statements filed with the original Schedule 13D on July 23, 2015 on Exhibits 2 and 3.

****************

We are filing herewith an amended Preliminary Proxy Statement on Schedule 14A. We will send to you separately via email, for your convenience, a copy of the amended Preliminary Proxy Statement on Schedule 14A, marked to indicate the changes referred to herein.

Please do not hesitate to call me at 617-832-1113 (email: pbork@foleyhoag.com) or, in my absence, my partner Jennifer Audeh at 617-832-3016 (email: jaudeh@foleyhoag.com). Thank you for your assistance.

Very truly yours,

/s/ Paul Bork
Paul Bork

PB

Enclosures

cc:	Justin C. Jacobs